MAINSTAY FUNDS TRUST

MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

July 28, 2016

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (File No. 333-160918 and File No. 811-22321) and MainStay VP Funds Trust (File No. 811-03833-01 and File No. 002-86082) (together, the “Registrants”)

Dear Mr. Scott:

This letter responds to comments that you provided telephonically on July 15, 2016 regarding each Registrant’s Schedule 14A filed on July 8, 2016 relating to the proposed repositioning of MainStay Cornerstone Growth Fund, a series of the MainStay Funds Trust, and MainStay VP Cornerstone Growth Portfolio, a series of the MainStay VP Funds Trust. The Proxy Statements for MainStay Cornerstone Growth Fund and MainStay VP Cornerstone Growth Portfolio are referred to herein collectively as “Proxy Statement”. Unless otherwise noted, references to “Fund” refer to both MainStay Cornerstone Growth Fund and MainStay VP Cornerstone Growth Portfolio. All other terms that are not defined herein have the same meaning as in the Proxy Statement.

Comment 1: Please clarify that “affiliated” means wholly-owned sister companies as defined in the new order in the following:

To permit New York Life Investments, under certain circumstances, to enter into and/or materially amend agreements with affiliated and unaffiliated subadvisors on behalf of the Portfolio without obtaining shareholder approval.

Response: We respectfully decline to make revisions to this section, which is meant to summarize the proposal; however, we note that additional disclosure regarding the entities that would be considered “affiliated” for these purposes is found in the Proxy Statement in Proposal 2 as follows:

New York Life Investments and the Trust have obtained an exemptive order (i.e., the New Order) from the SEC permitting New York Life Investments, on behalf of the Fund and subject to certain conditions and the approval of the Board, including a majority of the Independent Trustees, to hire unaffiliated subadvisors and subadvisors that are wholly-owned subsidiaries (as defined in the 1940 Act) of New York Life Investments, or a sister company of New York Life Investments that is a wholly-owned subsidiary of a company that, indirectly or directly, wholly owns New York Life Investments (i.e., a Wholly-Owned Subadvisor), or make material amendments to subadvisory agreements with existing unaffiliated and Wholly-Owned Subadvisors to the Fund. Under the 1940 Act, a company is a wholly-owned subsidiary of another company if 95 percent or more of its outstanding securities are owned by that other company or a wholly-owned subsidiary of that other company.

Comment 2: Please clarify that Cornerstone Capital Management Holdings LLC and Cornerstone Capital Management LLC are two separate entities in the Notice letter.

Response: We have clarified each entity with a description, as requested.

Comment 3: Please delete the following, as a shareholder should only be voting on existing laws and exemptions:

Approval of Proposal 2 would authorize the Portfolio, and New York Life Investments as investment manager of the Portfolio, to rely on an expanded exemptive order issued by the Securities and Exchange Commission ~~(or any similar future law, regulation, or exemptive order, if permitted)~~, which permits New York Life Investments, under certain circumstances and with approval of the Board of Trustees of the Trust (“Board” or “Trustees”), to enter into and/or materially amend agreements with affiliated and unaffiliated subadvisors on behalf of the Portfolio without obtaining shareholder approval.

Response: We have revised this section, as requested.

Comment 4: Please add the following to prevent confusion:

•	the termination of the existing subadvisory agreement between New York Life Investments and Cornerstone Capital Management LLC, the existing subadvisor for the Portfolio;

Response: We have revised this section, as requested.

Comment 5: Please confirm when the Fund’s registration statement will be amended to reflect material changes in the supplement pursuant to 485(a).

Response: Each Fund’s registration statement will be amended to reflect material changes pursuant to Rule 485(a) under the Securities Act of 1933 in the course of that Fund’s regular annual update.

Comment 6: Please explain how the Board’s subsequent appointment of Cornerstone Holdings under the manager of manager order will be consistent with the Board’s fiduciary duties. The disclosure is as follows:

If Proposal 2 is approved, New York Life Investments may consider appointing Cornerstone Holdings in reliance on the New Order, subject to Board approval. In any such case, the Portfolio would inform shareholders with respect to the specific changes in subadvisor and investment strategies that would take place, if any.

Response: This disclosure describes one of several theoretically possible ultimate outcomes in the event that: (i) Proposal 2 is approved, (ii) Proposal 1 is not approved, and (iii) New York Life Investments recommends the appointment of Cornerstone Holdings as a subadvisor in reliance on the New Order. If these events were to occur, the Board would consider New York Life Investments’ recommendation in light of the particular set of facts and circumstances at such time. If the Board then determined that it would be appropriate to appoint Cornerstone Holdings in reliance on the New Order, disclosure regarding the Board’s considerations in connection with such appointment would be provided in accordance with applicable law and regulation, including as part of the Information Statement that would be required under the conditions of the New Order.

Comment 7: Under the section, Reasonableness of Fees, please confirm supplementally that “comparable” and “similar” investment objectives, as required by the Schedule, mean the same thing.

Response: The Registrants confirm that “comparable” means “similar” investment objectives in this context.

Comment 8: Please clarify if the following disclosure is as compared to what was being paid to Cornerstone Capital Management LLC:

The Board observed that New York Life Investments and Cornerstone Holdings had similarly agreed to reduce the subadvisory fee to be paid to Cornerstone Holdings.

Response: The Registrants confirm that the subadvisory fee to be paid to Cornerstone Capital Management Holdings LLC is to be reduced as compared to the subadvisory fee paid to Cornerstone Capital Management LLC. The disclosure has been revised to clarify this comparison.

Comment 9: Please add Board’s discussion about factors adverse to the proposal, if any.

Response: The Registrants believe that the Proxy Statement accurately discloses the Board’s consideration of the factors and information that the Trustees believed to be relevant and appropriate in light of legal advice furnished to them by independent legal counsel and through the exercise of their own business judgment. We note that this included factors that could be considered adverse to the proposal, including, among other factors, that Cornerstone Holdings had not previously managed a fund with the investment strategies proposed for the Fund.

Comment 10: Pursuant Item 22(c)(1)(i), please provide disclosure as when the subadvisory agreement was last approved.

Response: We have added this disclosure for the subadvisor, as requested.

Comment 11: Pursuant Item 22(c)(2), please include the information required as to New York Life Investments. The information is provided in Exhibit C for the subadvisor.

Response: We have added this disclosure for New York Life Investments in the revised Exhibit C, as requested.

Comment 12: Please provide an estimate as to these costs in the disclosure:

The Portfolio will bear these indirect portfolio transaction costs.

Response: As the Registrants do not believe it is possible to estimate the hypothetical indirect portfolio transaction costs such as market impact, we respectfully decline to make any revisions to this disclosure.

Comment 13: Please delete the following:

Approval of Proposal 2 also would permit the reliance on a future law, regulation, or exemptive order that would broaden the relief further to include any subadvisor that is an affiliated person of New York Life Investments (i.e., not solely affiliated subadvisors that also are Wholly-Owned Subadvisors), if permitted by such law, regulation or exemptive order. For these purposes and under the 1940 Act, a subadvisor would be an affiliated person of New York Life Investments if: (a) New York Life Investments directly or indirectly owned, controlled, or held with power to vote, five percent or more of the outstanding voting securities of the subadvisor; (b) the subadvisor directly or indirectly owned, controlled, or held with power to vote, five percent or more of the outstanding voting securities of New York Life Investments; or (c) New York Life Investments directly or indirectly controlled the subadvisor, was directly or indirectly controlled by the subadvisor, or New York Life Investments and the subadvisor were under common control with each other.

Response: We have deleted this disclosure, as requested.

Comment 14: Please delete the following:

By approving Proposal 2, shareholders are approving the operation by the Portfolio in a manager-of-managers structure under any such terms or conditions necessary to satisfy the conditions of the New Order ~~and any future law, regulation or relief provided by the SEC that may apply to any affiliated subadvisor~~.

Response: We have revised this section, as requested.

Comment 15: Please delete the marked language since the 1940 definition of quorum controls:

~~The presence in person or by proxy of shareholders (i.e., NYLIAC as the record owner of the Portfolio’s shares) entitled to cast 33⅓% of votes eligible to be cast at the Special Meeting will constitute a quorum for the conduct of all business.~~ When a quorum is present, approval of each Proposal will require the affirmative vote of the holders of a “majority of the outstanding voting securities” of the Portfolio, which is defined in the 1940 Act as the lesser of: (1) 67% or more of the voting securities of the Portfolio present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities of the Portfolio are present in person or by proxy, or (2) more than 50% of the outstanding voting securities of the Portfolio. NYLIAC, as the holder of record of shares of the Portfolio, is required to “pass through” to its Policy Owners the right to vote shares of the Portfolio.

Response: We respectfully decline to make revisions to this section as we believe that the definition of what constitutes quorum is important information for the shareholders. Each Registrant’s constituent documents define quorum as 33-1/3% of the shares entitled to vote at a shareholder’s meeting. Quorum is not otherwise defined under the 1940 Act. When a quorum is present at any meeting, a “majority of outstanding voting securities” shall refer to the voting requirements necessary for a proposal as well as any other business to be voted upon at the meeting to pass. We note that it does not define the quorum necessary for the Special Meeting to be validly held.

Comment 16: Please explain this echo voting provision briefly. Please also specify shares held by NYLIAC and its affiliates in their own name will be proportionately voted.

NYLIAC will vote shares for which no instructions have been received from its Policy Owners, or for which it does not have voting discretion, in the same proportion as it votes shares for which it has received instructions or is otherwise entitled to vote.

Response: We have revised this section, as requested, to make more clear that this is an echo voting provision. We note that NYLIAC does not hold shares in its own name.

Comment 17: Please delete the following:

In order to prevent this result, the Trust may request that selected brokers or nominees refrain from returning proxies on behalf of shares for which voting instructions have not been received from beneficial owners or persons entitled to vote. The Trust also may request that selected brokers or nominees return proxies on behalf of shares for which voting instructions have not been received if doing so is necessary to obtain a quorum.

Response: We have deleted this disclosure, as requested.

Comment 18: Please disclose the costs of retaining D.F. King broken-out from the following, if different:

Solicitation Expenses and other Expenses Related to the Special Meeting. The Board accepted New York Life Investments’ proposal to bear 100% of the direct expenses relating to the Special Meeting, including the preparation, distribution, solicitation, and tabulation of the proxy and costs related to the necessary prospectus supplements. These costs are estimated to be between $50,000 to $100,000.

Response: We have revised this section, as requested.

Comment 19: Please attach the completed subadvisory agreement in Exhibit A.

Response: We have revised this Exhibit, as requested.

In connection with the responses being made by the Registrants to comments you provided with respect to the proxy statement, each Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the proxy statement;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy statement; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

Please contact the undersigned at 201-685-6232 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:       J. Kevin Gao

    Thomas Bogle